8/26

04045054

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Pharmaxis Ltd.

*CURRENT ADDRESS: Unit 2, 10 Rodborough Road
Frenchs Forest NSW 2086
Australia

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 34813 FISCAL YEAR 6/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 9/21/04

82-34813

pharmaxis

RECEIVED
2004 AUG 26 A 11: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

6 February 2004

ARLS
6-30-03

Australian Stock Exchange
Level 6
20 Bridge Street
Sydney NSW 2000

Attention: Company Announcements

Dear Sir/Madam,

Comparative Financial Statements: 30 June 2003

To assist shareholders in their review of the Half Year Report filed earlier today, Pharmaxis is releasing to the market the attached audited Financial Report of the company for the last financial year – 30 June 2003. While the prospectus lodged with the Australian Securities and Investment Commission on 26 September 2003 in relation to the company's initial public offering contained certain information extracted from the 2003 Financial Report, the complete report has not previously been available to the market.

Sincerely,

David McGarvey
Chief Financial Officer/Company Secretary

Pharmaxis Ltd
ABN 75 082 811 630
Unit 2, 10 Rodborough Road
Frenchs Forest NSW 2086
Australia
T 02 9451 5961
F 02 9451 3622
www.pharmaxis.com.au

Pharmaxis Pty Ltd

ACN 082 811 630

Financial Report

30 June 2003

Pharmaxis Pty Ltd
ACN 082 811 630
Financial Report – 30 June 2003

Contents

Statements of financial performance

For the year ended 30 June 2003

	Notes	**2003** **$**	2002 $
Revenue from sale of goods	2	-	-
Cost of sales		-	-
Gross profit		-	-
Other revenues from ordinary activities	2	**1,303,449**	688,989
Other expenses from ordinary activities			
Research & development expenses		**(1,789,762)**	(1,151,212)
Administration expenses		**(981,476)**	(140,012)
Profit / (loss) from ordinary activities before income tax expense		**(1,467,789)**	(602,235)
Income tax expense / (credit)	4	-	-
Net profit / (loss)	14(d)	**$ (1,467,789)**	$ (602,235)

The above statement of financial performance should be read in conjunction with the accompanying notes.

Statements of financial position

For the year ended 30 June 2003

	Notes	2003 $	2002 $
Current Assets			
Cash and bank balances	5	**1,391,707**	750,859
Other financial assets	6	**5,992,216**	-
Receivables	7	**62,582**	-
Other	8	**84,235**	69,403
Total Current Assets		**7,530,740**	820,262
Non-Current Assets			
Plant and equipment	9	**1,515,016**	115,550
Intangible assets	10	**1,205,000**	1,207,847
Other	8	**243,800**	-
Total Non-Current Assets		**2,963,816**	1,323,397
Total Assets		**10,494,556**	2,143,659
Current Liabilities			
Accounts payable	11	**231,736**	121,281
Other liabilities	12	**318,563**	65,059
Provisions	13	**52,697**	3,897
Total Current Liabilities		**602,996**	190,237
Non-Current Liabilities			
Provisions	13	**1,499**	-
Total Non-Current Liabilities		**1,499**	-
Total Liabilities		**604,495**	190,237
Net Assets		**$ 9,890,061**	$ 1,953,422
Shareholders' Equity			
Share capital	14(a)	**12,804,529**	3,400,101
Retained earnings	14(d)	**(2,914,468)**	(1,446,679)
Total Shareholders' Equity		**$ 9,890,061**	$ 1,953,422

The above statement of financial position should be read in conjunction with the accompanying notes.

Statements of cashflows

For the year ended 30 June 2003

	Notes	2003 $	2002 $
Cash Flows from Operating Activities			
Research grant receipts from governments		**1,290,093**	785,716
Payments to suppliers and employees		**(2,773,124)**	(1,191,765)
Interest received		**269,543**	43,456
Rental income		**45,585**	-
Tax paid		**-**	-
Net cash flows from operating activities	20	**(1,167,903)**	(362,593)
Cash Flows from Investing Activities			
Payment for properties, plant and equipment	9	**(1,569,278)**	(11,241)
Payment for patents		**(83,075)**	(25,092)
Proceeds from disposal of property, plant and equipment		**-**	-
Net cash flows from investing activities		**(1,652,353)**	(36,333)
Cash Flows from Financing Activities			
Issuance of shares	14	**9,630,000**	-
Transaction costs on share issue		**(176,579)**	-
Cancellation of shares	14	**(101)**	-
Net cash flows from financing activities		**9,453,320**	-
Net Increase (Decrease) in Cash Held		**6,633,064**	(398,926)
Cash at the beginning of the financial year		**750,859**	1,149,785
Cash at the End of the Financial Year	20	**$ 7,383,923**	$ 750,859

The above statement of cash flows should be read in conjunction with the accompanying notes.

Contents

Notes to and forming part of the financial statements

For the year ended 30 June 2003

Note 1 Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year. Comparative information is reclassified where appropriate to enhance comparability.

(a) Operating Revenue

Revenues are recognized at fair value of the consideration received net of any applicable taxes.

Interest revenue is recognized as it accrues, taking into account the effective yield on the financial instruments.

Government research and development grant income is recognized as and when the relevant research expenditure is incurred. When the Company receives income in advance of incurring the relevant expenditure, it is treated as deferred income as the Company does not control the income until the relevant expenditure has been incurred.

(b) Receivables

Trade debtors are carried at amounts due. The collectibility of receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised where some doubt as to collection exists.

(c) Research and Development Costs

Internally generated research and development costs are expensed as incurred.

(d) Inventories

Research and development stores and materials manufactured for clinical trials are expensed as incurred. Raw materials for clinical trials are stated at the lower of cost or net realizable value.

(e) Cash

For purposes of the statement of cash flows, cash includes deposits at call and bank accepted commercial bills which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(f) Depreciation of Plant and Equipment

Items of plant and equipment, including leasehold improvements are depreciated/amortized over their estimated useful life to the Company, ranging from 3 years to 10 years using the straight line method. Assets are depreciated or amortized from the date of acquisition and up to the date of disposal.

(g) Trade and Other Creditors

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 45 days of recognition.

(h) Employee Entitlements

(i) Wages and Salaries, Annual Leave

Liabilities for wages and salaries and annual leave are recognised, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

(ii) Superannuation

The Company contributes to standard defined contribution superannuation funds on behalf of all employees and directors at 9% of employee gross salary.

(iii) Employee Share Options

The value of options granted under share option plans described in note 22 is not charged as an employee entitlement expense.

Notes to and forming part of the financial statements
For the year ended 30 June 2003

Note 1 Summary of Significant Accounting Policies (continued)

(iv) *Long Service Leave*
A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(v) *Employee Numbers*

	Numbers	
	2003	2002
Employees and full time contractors at end of the financial year	**18**	12

(i) Intangible Assets
Costs of purchase of patent licenses and application costs for new patents are capitalised and amortised over the period in which the related benefits are expected to be realised.

(j) Income Tax
Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

(k) Foreign Currency Translation
Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.

(l) Lease Payments
Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expense in the periods in which they are incurred.

(m) Maintenance and Repairs
Maintenance, repair costs and minor renewals are charged as expenses as incurred.

(n) Acquisitions of Assets
The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition.

(o) Non Current Assets
The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount.
In assessing recoverable amounts of non-current assets the relevant cash flows have been discounted to their present value.

(p) Website Costs
Costs in relation to building, enhancing and operating web sites controlled by the Company are charged to expenses in the period in which they are incurred.

(q) Contributed Equity
Issued and paid up capital is recognized at the fair value of the consideration received by the Company.
Any transaction costs arising on the issue of shares are recognized directly in equity as a reduction of the share proceeds received.

Notes to and forming part of the financial statements

For the year ended 30 June 2003 (continued)

Note 2 Operating Revenue

	2003 $	2002 $
Sales revenue	-	-
Interest received	**284,417**	43,456
Grant revenue	**975,974**	645,533
Rental income	**41,441**	-
Other	**1,617**	-
	1,303,449	688,989

Note 3 Operating Profit

	2003 $	2002 $
Operating profit before income tax for the year includes the following items:		
Gains		
Foreign exchange gain	**1,617**	-
Expenditure		
Depreciation of plant and equipment	**169,812**	46,829
Amortization of intangible assets	**85,922**	83,289
Net amount provided for employee entitlements	**119,443**	3,897
Rental expense of operating leases	**237,793**	61,609

Note 4 Income Tax

The prima facie tax on the operating profit differs from the income tax provided in the accounts and is reconciled as follows:

	2003 $	2002 $
Operating profit (loss) before income tax	**(1,467,789)**	(602,235)
Prima facie tax at 30% (2002: 30%)	**(440,337)**	(180,671)
Add/deduct:		
Non allowable items	**(13,095)**	(24,978)
Tax benefits not booked	**453,432**	205,649
Income tax expense attributable to operating results	**-**	-
Future income tax benefit not booked:		
Tax losses	**776,207**	302,495
Timing differences	**10,675**	57,978
	786,882	360,473

The future income tax benefits will only be obtained if:

i. The Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, and
ii. The Company continues to comply with the conditions for deductibility imposed by tax legislation, and
iii. No change in tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

Notes to and forming part of the financial statements
For the year ended 30 June 2003 (continued)

Note 5 Cash and Bank Balance

	2003 $	2002 $
Cash at bank	**71,752**	750,859
Cash on hand	**447**	-
Cash on deposit	**1,319,508**	-
	1,391,707	750,859

The average interest rate on cash and bank balances is 4.2%.

Note 6 Other Financial Assets

	2003 $	2002 $
Bank accepted commercial bills	**5,992,216**	-

Bank accepted commercial bills mature in July 2003. The average interest rate on the bank accepted commercial bills is 4.7%

Note 7 Receivables

	2003 $	2002 $
Trade debtors	**62,582**	-
Less: Provision for doubtful debts	-	-
	62,582	-

Trade debtors represent government research grants owed to the entity and are typically settled within 45 (forty five) days.

Note 8 Other Assets

	2003 $	2002 $
Current		
Prepayments	**51,452**	9,259
Interest receivable	**14,874**	
Deferred share issue expenses	-	48,892
Other	**17,909**	11,252
	84,235	69,403
Non Current		
Security deposits	**243,800**	-

Notes to and forming part of the financial statements

For the year ended 30 June 2003 (continued)

Note 9 Plant and Equipment

	2003 $	2002 $
Plant and equipment – at cost	**1,644,526**	195,512
Less: Accumulated depreciation	**(224,679)**	(79,962)
	1,419,847	115,550
Leasehold improvements – at cost	**120,264**	-
Less: Accumulated depreciation	**(25,095)**	-
	95,169	-
	1,515,016	115,550

Reconciliation

A reconciliation of the carrying amount of property, plant and equipment at the beginning and end of the current financial year is set out below.

Carrying amount at 1 July 2002	**115,550**
Additions	**1,569,278**
Depreciation expense	**(169,812)**
Carrying amount at 30 June 2003	**1,515,016**

Note 10 Intangible Assets

	2003 $	2002 $
Patents and Licenses – at cost	**1,511,571**	1,428,496
Less: Accumulated amortization	**(306,571)**	(220,649)
	1,205,000	1,207,847

Note 11 Accounts Payable

	2003 $	2002 $
Current		
Trade creditors	**113,396**	121,281
Other	**118,340**	-
	231,736	121,281

Note 12 Other Liabilities

	2003 $	2002 $
Current		
Deferred research grants	**318,563**	65,058

Notes to and forming part of the financial statements

For the year ended 30 June 2003 (continued)

Note 13 Provisions

	2003 $	2002 $
Current		
Employee entitlements	**52,697**	3,897
Non-current		
Employee entitlements	**1,499**	-

Note 14 Shareholders' Equity

		2003 $	2002 $
(a)	Contributed equity		
	1,400,000 ordinary shares (2002: 1,400,101)	**1,400,000**	1,400,101
	2,000,000 "A" class converting preference shares (2002: 2,000,000)	**2,000,000**	2,000,000
	3,852,000 "B" class converting preference shares (2002: Nil)	**9,404,529**	-
		12,804,529	3,400,101

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

The 'A' and "B" class converting preference shares may be converted by the holders into ordinary shares at any time or may be compulsorily converted at the time of an initial public offering, subject to certain conditions. The conversion ratio is one ordinary share per convertible preference share subject to variation for capital reconstructions and share dilutions.

The holders of the A and B class convertible preference shares may redeem their shares after 15 October 2005 if the company has not listed its securities on a securities exchange, on the winding up of the company or the disposal of its business or on a voluntary merger of the company. The redemption price payable to the holders is their original issue price adjusted for any capital reconstructions plus any unpaid accrued cumulative dividends and a prorata share of surplus assets and profits at redemption date. On redemption B class convertible preference shares have priority over A class shares.

Both classes are entitled to a 10% per annum cumulative dividend (based on original issue prices), B class having priority over A class. The dividends are only payable on the occurrence of a defined liquidity event or a voluntary merger of the company unless decided otherwise by directors.

Certain defined events require approval by a special majority of class "A" and "B" shareholders or their appointed representative directors.

		Number of shares	**$**
(b)	Movements in ordinary shares		
	Opening balance	**1,400,101**	**1,400,101**
	Shares cancelled	**(101)**	**(101)**
	Ordinary shares at the end of the financial year	**1,400,000**	**1,400,000**

Notes to and forming part of the financial statements

For the year ended 30 June 2003 (continued)

Note 14 Shareholders' Equity (continued)

		Number of shares	$
(c)	Movements in B class converting preference shares		
	Opening balance	-	-
	Shares issued at $2.50 each	**3,852,000**	**9,630,000**
	Transaction costs on share issue		**(225,471)**
	B class converting preference shares at the end of the financial year	**3,852,000**	**9,404,529**

3,740,000 B class converting preference shares were issued on 28 August 2002 and 112,000 B class converting preference shares were issued on 2 May 2003. The shares were issued to provide funds to continue the company's research and development programs and to commence clinical trials of certain products, including the manufacture of the clinical trial material.

		2003 $	2002 $
(d)	Retained profits		
	Retained profits at the beginning of the financial year	**(1,446,679)**	(844,444)
	Net profit / (loss)	**(1,467,789)**	(602,235)
	Retained profits at the end of the financial year	**(2,914,468)**	(1,446,679)

Note 15 Financial Reporting by Segments

The Company operates predominantly in one industry. The principal activities of the Company are the research and development of pharmaceutical products.

The Company operates predominantly in one geographical area, being Australia.

Note 16 Auditor's Remuneration

	2003 $	2002 $
Amounts received, or due and receivable by the auditors of the Company for:		
Audit of the Company's accounts	**14,400**	-
Other services	-	-
	14,400	-

Notes to and forming part of the financial statements

For the year ended 30 June 2003 (continued)

Note 17 Directors' Remuneration

	2003	2002
	$	$
Income paid or payable, or otherwise made available to the Directors of the Company	**529,288**	275,343

The numbers of Directors of the Company included in these figures are shown below in their relevant income bands:

Income of:			**2003 Number**	2002 Number
$Nil	to	$9,999	**5**	1
$50,000	to	$59,999	**1**	2
$70,000	to	$79,999	**-**	1
$100,000	to	$109,999	**-**	1
$130,000	to	$139,999	**1**	-
$140,000	to	$149,999	**1**	-
$190,000	to	$199,999	**1**	-

Note 18 Operating Lease Commitments

	2003	2002
	$	$
Lease Commitments		
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:		
Payable no later than one year	**351,064**	-
Payable later than one year, not later than five years	**699,340**	-

Note 19 Related Parties

Directors

The names of persons who were directors of the Company at any time during the financial year are as follows:

- Denis Michael Hanley – Chairman
- Alan Duncan Robertson – Managing Director and Chief Executive Officer
- Brigitte Helen Smith
- Brett Charlton
- William Butler Cowden – resigned 28 August 2002; appointed alternate for Brett Charlton 13 September 2002
- Carmel Judith Hillyard – appointed 28 August 2002
- Geoffrey Edward Duncan Brooke – alternate for Brigitte Smith; appointed 28 August 2002
- Mark Andrew Morrisson – alternate for Carmel Hillyard; appointed 28 August 2002
- Charles Peter Hunt Kiefel – appointed 1 May 2003

Controlling entities

No individual shareholder held shares with more than 50% of issued shares at 30 June 2003.

Notes to and forming part of the financial statements

For the year ended 30 June 2003 (continued)

Note 20 Reconciliation profit from ordinary activities after income tax to net cash inflow from operating activities

	2003 $	2002 $
Cash in the cash flow statements is reconciled to the related items in the balance sheets as follows:		
Cash and bank balances	**1,391,707**	750,859
Bank accepted commercial bills	**5,992,216**	-
	7,383,923	750,859
Reconciliation of net cash flows from operating activities to operating profit after income tax		
Profit/(loss) from ordinary activities after income tax	**(1,467,789)**	(602,235)
Depreciation and amortisation	**255,734**	130,118
Increase in income taxes payable	**-**	-
Deferred share issue expenses transferred to contributed equity	**(48,892)**	-
Write off of formation expenses	**-**	909
Changes in assets and liabilities:		
(Increase)/decrease in trade and other debtors	**(62,582)**	-
(Increase)/decrease in inventories	**-**	-
(Increase)/decrease in other debtors and prepayments	**(14,832)**	(39,262)
(Increase)/decrease in security deposits	**(243,800)**	-
(Decrease)/increase in trade and other creditors and employee entitlements	**414,258**	147,877
Net cash inflows from operating activities	**(1,167,903)**	(362,593)

Note 21 Additional Financial Instruments Disclosures

The directors consider the carrying amount of trade debtors, trade and other accounts payable and employee entitlements to approximate their net fair values.

The Company does not have any significant exposure to major concentrations of credit risk.

All financial instruments are non interest bearing except for cash at bank, cash on deposit and bank accepted commercial bills.

Note 22 Employee Option Plan

The Pharmaxis Employee Option Plan ("EOP") was approved by shareholders in 1999 and amended by shareholders in June 2003. The maximum number of options available to be issued under the EOP is 15% of total issued shares including the EOP. All employees and directors are eligible to participate in the EOP, but do so at the invitation of the Board. The terms of option issues are determined by the Board. Options are generally granted for no consideration and vest equally over a four year period, the annual vesting being subject to approval by the Remuneration Committee of the Board. The Committee gives its approval for vesting based on the achievement of individual employee's personal annual objectives.

Options granted under the EOP carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

The exercise price is set by the Board, based on its assessment of the market value of the underlying shares at the time of grant.

No options have been exercised as at 30 June 2003.

There were 555,000 vested options at 30 June 2003 (260,000 at 30 June 2002).

Notes to and forming part of the financial statements

For the year ended 30 June 2003 (continued)

Note 22 Employee Option Plan (continued)

Set out below are summaries of options granted under the plan.

Grant date	Expiry date	Exercise price	Balance at start of the year	Issued during the year	Lapsed during the year	Balance at end of the year
Year ended 30 June 2003						
1 December 1999	30 November 2009	$1.00	300,000	-	-	300,000
1 July 2000	30 June 2010	$1.00	48,000	-	-	48,000
1 January 2001	31 December 2010	$1.00	12,000	-	-	12,000
1 September 2001	30 August 2011	$2.50	80,000	-	-	80,000
2 December 2001	30 November 2011	$1.00	20,000	-	-	20,000
12 May 2003	30 June 2012	$2.50	-	580,000	-	580,000
12 May 2003	30 November 2012	$2.50	-	60,000	-	60,000
12 May 2003	30 April 2013	$2.50	-	28,000	-	28,000
			460,000	668,000	-	1,128,000
Year ended 30 June 2002						
1 December 1999	30 November 2009	$1.00	300,000	-	-	300,000
1 July 2000	30 June 2010	$1.00	48,000	-	-	48,000
1 January 2001	31 December 2010	$1.00	20,000	-	(8,000)	12,000
1 September 2001	30 August 2011	$2.50	-	80,000	-	80,000
2 December 2001	30 November 2011	$1.00	-	20,000	-	20,000
			368,000	100,000	(8,000)	460,000

Note 23 Contingent Liabilities

The Company has received three separate Australian Government research grants under the R&D START Program, two of which have completed. The Government may require the Company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

a) the Company fails to use its best endeavours to commercialize the relevant grant project within a reasonable time of completion of the project; or

b) upon termination of a grant due to breach of agreement or insolvency.

The Company continues the development and commercialization of all three projects funded by the START Program.The total amount received under the START Program at 30 June 2003 was $2,394,159, of which $318,563 has been booked as deferred research grants.

The Company has a bank guarantee of $169,462 in relation to a rental bond for which no provision has been made in the accounts. This bank guarantee is secured by a security deposit held at the bank.

Note 24 Subsequent Events

On 4th July 2003 Mr Malcolm John McComas was appointed a director of the Company.

On 24th July 2003 the Company filed with the Australian Securities and Investment Commission an application to change its status to a public company.

Directors' declaration

In the directors' opinion:

(a) The financial statements and notes set out on pages 1 to 16 present fairly in accordance with accounting standards and other mandatory professional reporting requirements the company's financial position as of 30 June 2003 and the results of its operations and its cash flows for the financial year ended on that date, and

(b) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Alan D Robertson
Director

Sydney
8th August 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of Pharmaxis Pty Ltd

Audit opinion

In our opinion, the financial report of Pharmaxis Pty Ltd presents fairly, in accordance with Accounting Standards and other mandatory financial reporting requirements in Australia, the financial position of Pharmaxis Pty Ltd at 30 June 2003 and the results of its operations and cash flows for the year ended on that date.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, for Pharmaxis Pty Ltd (the Company) for the year ended 30 June 2003.

The directors of the Company are responsible for the preparation and presentation of the financial report. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's financial position and the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors of the Company.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by the directors of the Company or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements.

PricewaterhouseCoopers

WHB Seaton
Partner

Sydney
8 August 2003